UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Indonesia Energy Corporation Limited

(Name of Issuer)

Ordinary Shares, Par Value $0.00267 Per Share

(Title of Class of Securities)

G4760X 102

(CUSIP Number)

C/O James Huang

GIESMART PLAZA, 7th Floor

Jl. Raya Pasar Minggu No. 17A

Pancoran – Jakarta 12780 Indonesia

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being made solely to correct an error in the Schedule 13D originally filed by Reporting Persons on December 31, 2019 (the “Original Schedule 13D”) regarding the jurisdiction of incorporation of MADERIC Holding Limited, one of the Reporting Persons hereunder.

The jurisdiction of MADERIC Holding Limited, one of the Reporting Persons, is hereby amended from Cayman Islands to Hong Kong. Except as specifically provided herein, this Amendment No. 1 does not modify any of the previous information reported in the Original Schedule 13D. In particular, the percentage of class shown in item 13 is accurate only as of the date of the Original Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Original Schedule 13D.

CUSIP No. G4760X 102

1	Names of Reporting Person. MADERIC Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,222,222 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 5,222,222 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,222,222
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 70.92% (2)
14	Type of Reporting Person OO

CUSIP No. G4760X 102

1	Names of Reporting Person. Dr. Wirawan Jusuf
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jakarta, Indonesia

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,222,222 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 5,222,222 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,222,222
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 70.93% (2)
14	Type of Reporting Person IN

(1)	Represents (i) 5,222,222 shares held by MADERIC Holding Limited (“MADERIC”). Dr. Wirawan Jusuf, the Chief Executive Officer and Chairman of the Board of Directors of the issuer, holds voting and dispositive control over the shares owned by MADERIC. Excludes options to purchase 150,000 of our ordinary shares with an exercise price of $11.00 per share.

(2)	Based on a total of 7,363,637 Ordinary Shares issued and outstanding as of December 19, 2019 as reported by the Issuer in its registration statement on Form F-1, filed by the Issuer with the SEC on July 30, 2019, as amended.

SCHEDULE 13D

This Schedule 13D is filed on behalf of MADERIC Holding Limited (“MADERIC”), a Hong Kong company and Dr. Wirawan Jusuf, the Chief Executive Officer and Chairman of the Board of Directors of the Issuer, who is the Director of MADERIC, and holds voting and dispositive control over the shares owned by MADERIC (together with MADERIC, the “Reporting Persons”).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2023	MADERIC HOLDING LIMITED

	By:	/s/ Dr. Wirawan Jusuf
Name: Dr. Wirawan Jusuf
Title: Director

Date: July 20, 2023		/s/ Dr. Wirawan Jusuf
Dr. Wirawan Jusuf